Exhibit 99.1

February 16, 2010

Mr. Richard A. Miller

Constellation Energy Partners LLC

1801 Main Street, Suite 1300

Houston, Texas 77002

Dear Mr. Miller:

In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 2009, to the Constellation Energy Partners LLC (Constellation) interest in certain oil and gas properties located in Alabama, Kansas, and Oklahoma. For the Robinson’s Bend properties, the estimates of reserves and future revenue have not been reduced for any potential interest owed to the Torch Energy Royalty Trust. It is our understanding that the proved reserves estimated in this report constitute all of the proved reserves owned by Constellation. The estimates in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. Definitions are presented immediately following this letter. This report has been prepared for Constellation’s use in filing with the SEC.

We estimate the net reserves and future net revenue to the Constellation interest in these properties, as of December 31, 2009, to be:

	Net Reserves		Future Net Revenue ($)
Category	Oil (Barrels)	Gas (MCF)	Total	Present Worth at 10%
Proved Developed Producing	304,797	101,428,477	189,219,100	98,461,300
Proved Developed Non-Producing	0	8,801,363	4,909,100	2,562,000
Proved Undeveloped(1)	0	19,122,037	17,081,400	(3,823,400)

Total Proved	304,797	129,351,875	211,209,500	97,199,900

Totals may not add because of rounding.

(1)

Estimates of proved undeveloped reserves have been included for certain locations that would generate positive future net revenue but would have negative present worth discounted at 10 percent based on the constant prices and costs discussed in subsequent paragraphs of this letter.

The oil reserves shown include crude oil and condensate. Oil volumes are expressed in barrels that are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of cubic feet (MCF) at standard temperature and pressure bases.

The estimates shown in this report are for proved reserves. As requested, probable reserves that exist for these properties have not been included. Our study indicates that there are no possible reserves for these properties based on the constant prices and costs discussed in subsequent paragraphs of this letter. Estimates of proved undeveloped reserves have been included for certain locations that would generate positive future net revenue but would have negative present worth discounted at 10 percent based on the constant prices and costs discussed in subsequent paragraphs of this letter. These locations have been included based on the operators’ declared intent to drill these wells, as evidenced by Constellation’s internal budget, reserves estimates, and price forecast. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Future gross revenue to the Constellation interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deductions for these taxes, future capital costs, and operating expenses but before consideration of federal income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability. Also, our estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.

Prices used in this report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for the period January through December 2009. For oil volumes, the average West Texas Intermediate posted price of $57.65 per barrel is adjusted for quality, transportation fees, and a regional price differential. For gas volumes, the average regional spot prices are adjusted by property group for energy content, transportation fees, and local price differentials. As a reference, for the same time period the average Platts Gas Daily Oneok Oklahoma spot price was $3.201 per MMBTU. All prices are held constant throughout the lives of the properties.

Lease and well operating costs used in this report are based on operating expense records of Constellation. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of Constellation are included to the extent that they are covered under joint operating agreements for the operated properties. Lease and well operating costs are held constant throughout the lives of the properties. Capital costs are included as required for workovers, new development wells, and production equipment. The future capital costs are held constant to the date of expenditure.

We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the Constellation interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Constellation receiving its net revenue interest share of estimated future gross gas production.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report. Estimates of reserves may increase or decrease as a result of future operations, market conditions, or changes in regulations.

For the purposes of this report, we used technical and economic data including, but not limited to, well logs, geologic maps, well test data, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. We used standard engineering and geoscience methods, or a combination of methods, such as performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish reserves quantities and reserves categorization that conform to SEC definitions and guidelines. In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc. (NSAI), nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Constellation, public data sources, and the nonconfidential files of NSAI and were accepted as accurate. Supporting geoscience, field performance, and work data are on file in our office. The technical persons responsible for preparing the reserves estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Sincerely, NETHERLAND, SEWELL & ASSOCIATES, INC. Texas Registered Engineering Firm F-002699

		By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E. Chairman and Chief Executive Officer

By:	/s/ Danny D. Simmons	By:	/s/ David E. Nice
	Danny D. Simmons, P.E. 45270 President and Chief Operating Officer		David E. Nice, P.G. 346 Vice President

Date Signed: February 16, 2010		Date Signed: February 16, 2010

RBT:LPV

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